Exhibit 4.18

Modification to Warrant dated December 20, 2023 to Warrant issued January 4, 2019

This modification agreement (the “Modification Agreement”) is being entered into for the purpose of changing the terms of that certain warrant issued on January 4, 2019, to purchase up to 1,000,0000 ordinary shares (the “Warrant”) of Origin Agritech Limited, a company formed under the laws of the British Virgin Islands (the “Company”) as follows: (i) The Warrant will have a new expiration date of January 4, 2027, and (ii) the Warrant will have a new exercise price of US$ 4.00.

In all other respects, including for the avoidance of doubt, the number of ordinary shares for which the Warrant may be exercised, the terms of the Warrant will continue to be in full force and effect with no other changes, except as provided herein. If there are any terms of the Warrant that would require modification as a result of the change in terms herein set forth, those terms will be appropriately modified so as to provide to the holder the Warrant with the obligations and benefits as near as possible to the original terms of the Warrant.

This modification was adopted by the board of directors of the Company on Dec 20, 2023 and is effective as of that date.

IN WITNESS WEREOF, this modification agreement has been executed by the Chief Executive Officer of the Company as of Dec 20, 2023.

Date: February 15, 2024

/s/ Gengchen Han
Name: Gengchen Han
Title: Chairman of the Board and Chief Executive Officer